Mail Stop 6010

July 9, 2008

VIA U.S. MAIL AND FAX (515) 395-1877

Ms. Sandra Batt
Chief Financial Officer
Hydrogen Engine Center, Inc.
2502 East Poplar Street,
Algona, Iowa 50511

> **Re:** **Hydrogen Engine Center, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **File No. 000-50542**

Dear Ms. Batt:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Financial Statements

Consolidated Statements of Operations, page 46

1.   Please tell us why you did not include the portion of the line item "Losses related to inventory" that represents inventory write-offs and reserves as a component of cost of goods sold. Refer to EITF 96-9 and note 13 of SAB 100. Note such amounts may be parenthetically disclosed as a component of costs of goods sold on the face of this statement. Also note this comment impacts your March 31, 2008 Form 10-Q.

Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Loss, page 47

2.   Please tell us why you recorded the $1,889,063 beneficial conversion feature accretion in fiscal 2007 as an increase to your accumulated deficit. Note the guidance at paragraph 8 of EITF 98-5 and SAB Topic 3 (C).

Exhibit 31

3.   We note that your filing contained management's report on internal control over financial reporting (on page 67) as required by Item 308T of Regulation S-B. As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company and to also include paragraph 4(b) which refers to the design of your internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-B. Please file an amendment to the Form 10-KSB that includes new, corrected certifications. In this case you may not provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification due to the fact that a full amendment is necessary to this filing to correct your Section 1350 certifications (see comment below).

 Exhibit 32

4.   We noted the first paragraph of both your Section 1350 certifications indicate "In connection with the Annual Report of Hydrogen Engine Center, Inc.(the "Company") on Form 10-KSB for the period ending December 31, *2005* as filed with ...".   Please amend the filing to include Section 1350 certifications that refer to your Form 10-KSB for the period ending December 31, 2007 rather than 2005. In addition, please make sure the certifications are appropriately signed.

Form 10-Q for the Quarterly Period ended March 31, 2008

Exhibit 31

5.   As previously indicated, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company and to also include paragraph 4(b) which refers to the design of your internal control over financial reporting. Please file an amendment to the Form 10-Q that includes new, corrected certifications. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Item 601(b)(31) of Regulation S-K.

         As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant